UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER    1-14437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RMI TITANIUM COMPANY
BARGAINING UNIT EMPLOYEE SAVINGS
AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RTI INTERNATIONAL METALS, INC.

1000 WARREN AVENUE
NILES, OHIO 44446-0269

REQUIRED INFORMATION

The financial statements of the RMI Titanium Company Bargaining Unit Employee Savings And Investment Plan (the “Plan”) and accompanying reports of the independent registered public accounting firms for such Plan set forth as Exhibit 99.1 are being furnished pursuant to the rules and regulations of the Securities and Exchange Commission.

Index to Exhibits

Exhibit 23.1	Consent of Beard Miller Company LLP
Exhibit 23.2	Consent of PricewaterhouseCoopers LLP
Exhibit 99.1	Financial Statements of the Plan for the year ended December 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant (who administers the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RMI TITANIUM COMPANY BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

By:	RTI International Metals, Inc., its administrator

Date: June 29, 2005	By:	/s/ Lawrence W. Jacobs
Lawrence W. Jacobs ,
Vice President and Chief Financial Officer

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